Exhibit 99.16

CONSENT OF DESMOND MOSSOP

To: Galiano Gold Inc.

Re: Galiano Gold Inc. (the "Company")

 Annual Report on Form 40-F

 Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2023 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2023 (the "AIF"), and the Company's Management's Discussion and Analysis for the years ended December 31, 2023 and 2022 (the "MD&A").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" dated effective December 31, 2022 and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

I do also hereby consent to the use of my name and the inclusion or incorporation by reference of such information in the Company's Registration Statement on Form F-10 (Commission File No. 333-268945).

Dated the 26th day of March, 2024.

Sincerely,

/s/ Desmond Mossop
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Desmond Mossop, PrSciNat